MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010

January 6, 2016

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:         Madison Funds (“Registrant”)
Madison Funds (“Trust”) Form N-14 Registration Statement
SEC File No. 333-29511

To Whom It May Concern:

On behalf of the Registrant, we are transmitting for filing Pre-Effective Amendment No. 1 (“Amendment”) to the Trust’s Form N-14 Registration (combined information statement/prospectus) relating to the proposed reorganization of the Large Cap Growth Fund, a series of the Trust, with and into Investors Fund, also a series of the Trust. The purpose of this amendment is to respond to comments received from staff on the initial filing of the registration statement. What follows are the staff’s comments, followed by the Trusts’s comments thereto.

1.	Comment: Please file a Pre-Effective Amendment No. 1 (“the Amendment”) to include the most recent audited financial statements dated October 31, 2015 and the Independent Auditors Consent.

Response: The financial statements have been added and filed herewith via EDGAR is the Consent of the Independent Auditors, Exhibit 99.14

*  *  *  *

Also pursuant to Rule 461 under the 1933 Act, the Registrant and MFD Distributor, LLC, the Registrant’s principal distributor, hereby request that the Amendment be accelerated and declared effective on January 22, 2016, or as soon thereafter as is reasonably practicable.  In connection with the submission of this request for accelerated effectiveness, we hereby acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Registrant from this full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (608) 216-9109 with any questions or comments regarding the Amendment.

Sincerely,

/s/ Lisa R. Lange

Lisa R. Lange
Chief Legal Officer and Chief Compliance Officer

AFFIRMED:
MFD DISTRIBUTOR, LLC

/s/ Lisa R. Lange
____________________________
Lisa R. Lange
Chief Legal Officer and Chief Compliance Officer